

August 18, 2014

Via facsimile
Mr. Derrick A. Jensen, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Blvd., Suite 2600
Houston, TX 77056

      Re: Quanta Services, Inc.
            Form 10-K for the year ended December 31, 2013
            Filed March 3, 2014
            File No. 1-13831

Dear Mr. Jensen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                   Sincerely,

                   /s/ John Cash

                   John Cash
                   Branch Chief